FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 17, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On July 17, 2007, Biomira Inc. issued a press release announcing that it has appointed Gary Christianson to the newly created position of Chief Operating Officer.  The press release was filed with the System for Electronic Document Analysis and Retrieval in Canada and is attached to this report.

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated July 17, 2007	4

Signature	6

BIOMIRA APPOINTS INDUSTRY VETERAN AS CHIEF OPERATING OFFICER

EDMONTON, ALBERTA, CANADA - July 17, 2007 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced the appointment of Gary Christianson to the newly created position of Chief Operating Officer.  Mr. Christianson brings to Biomira more than 20 years of operational expertise in diverse areas, including technical development, manufacturing of pharmaceutical products, facilities design and management, and personnel development.

“Gary’s extensive operational expertise will be an important asset as we work to realize the potential of our expanding pipeline,” said Dr. Robert L. Kirkman, M.D., President and Chief Executive Officer of Biomira.  “Biomira is responsible for all manufacturing activities for our Phase 3 vaccine, Stimuvax®, including process scale-up for commercialization, and Gary has the background to lead this effort.  With PX-12 in Phase 2, PX-478 expected to enter Phase 1 this quarter, and an Investigational New Drug application planned for PX-866 by year’s end, there are also multiple technical development and manufacturing activities for our small molecule pipeline. In addition, I expect that Gary will play a significant role in developing strategies to integrate our multi-site activities and to maximize our efficiency, productivity and capabilities.  We are pleased to welcome him to the Biomira team.”

Mr. Christianson said, “I am very excited to join Biomira and believe that its development pipeline holds numerous opportunities to make a difference in the lives of cancer patients.  I look forward to working with the rest of the Biomira management team to create value for patients and for the Company’s investors.”

Mr. Christianson was, most recently, Site Director for GlaxoSmithKline’s (GSK) Biologics Unit in Hamilton, Montana.  In this position, he oversaw staffing and planning for a 250-person facility that manufactured a key component of several GSK vaccines.  Previously, he spent six years as Vice President, Technical Operations at Corixa Corp., including two years as a General Manager.  In addition to facility and personnel responsibilities at Corixa, Mr. Christianson also oversaw production of Bexxar® (Tositumomab and Iodine I 131 Tositumomab), an approved cancer therapy.  From 1987 to 1999, Mr. Christianson held positions of increasing responsibility at RIBI ImmunoChem Research, rising to Director, Production and Engineering.  He received a B.S. in Mechanical Engineering Technology from Montana State University and is a Licensed and Board Certified Professional Engineer.  He is a member of numerous professional organizations, including the International Society for Pharmaceutical Engineers and the Parenteral Drug Association.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira's goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward-Looking Statements
This press release contains forward looking statements, including, without limitation, statements related to drug candidates in Biomira’s pipeline; future clinical development plans; the details of the clinical trials; and the anticipated manufacturing activities for Stimuvax and other Biomira product candidates.  Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will," "intends," "potential," "possible" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Biomira’s current expectations. Forward-looking statements involve risks and uncertainties. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing, duration and results of clinical trials, the anticipated manufacturing activities for Biomira product candidates, and the possibility of future commercialization of any Biomira product. There can be no guarantee that the results of earlier trials will be predictive of either safety or efficacy in future trials.  Biomira expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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Investor and Media Relations Contact:
Robert Kirkman, M.D.
Chief Executive Officer, Biomira
780-490-2800
ir@biomira.com

BIOMIRA INC.  2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel:  (780) 450-3761 Fax:  (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: July 17, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer